Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 5, 2014

VIA EDGAR Susan Block Attorney-Advisor Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Ship Finance International Limited
Form 20-F
Filed March 28, 2014
File No. 001-32199

Dear Mrs. Block:

We refer to your letter dated May 28, 2014, which provided the comments of the Staff of the Securities and Exchange Commission to the annual report on Form 20-F, filed on March 28, 2014, of Ship Finance International Limited (the “Company”) for the fiscal year ended December 31, 2013.  As discussed with Mr. John Dana Brown of the Staff, the Company will respond to your letter by June 24, 2014.

Thank you for your kind consideration.  If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Gary J. Wolfe Gary J. Wolfe, Esq.